123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500
REBECCA W. BALLOU
Vice President and Assistant General Counsel
Customer Satisfaction
April 22, 2008
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3651

Re:	AutoZone, Inc.
Form 10-K for Fiscal year Ended August 25, 2007
Filed October 22, 2007
Definitive Proxy Statement filed on Schedule 14A
Filed October 22, 2007
File No. 1-10714
Dear Mr. Owings:
     This letter is to confirm a conversation today with Mara Ransom regarding the comment letter dated April 17, 2008, from the Securities and Exchange Commission relating to the referenced filings of AutoZone, Inc. (“AutoZone”).
     AutoZone is in receipt of the comment letter, and we are currently in the process of preparing a response. However, due to schedule constraints, we are not able to respond within the ten business day period specified in the comment letter.
     In accordance with the conversation, we are requesting that AutoZone be allowed until May 9, 2008 to submit its response to the comment letter.
     If you have any questions or need any additional information, please do not hesitate to contact me at (901) 495-7964 or Preston Frazer at (901) 495-7952. Thank you for your assistance.
Very truly yours,
/s/ Rebecca W. Ballou
Rebecca W. Ballou

cc:	Preston Frazer
Harry L. Goldsmith, Esq.